December 26, 2024

Jiulong You
Chief Executive and Interim Chief Financial Officer
Pinnacle Food Group Limited
600 837 West Hastings Street
Vancouver BC V6C 2X1 Canada

       Re: Pinnacle Food Group Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted December 10, 2024
           CIK No. 0002032755
Dear Jiulong You:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Cover Page

1. We note your response to comment 4. Please revise your cover page and prospectus summary to disclose, as you do on page 96, the exercise price of the representative's warrants.
Prospectus Summary, page 1

2. We note your response to comment 7. Please revise your disclosures on pages 2 through 4 to clearly identify the party producing each product. For example, note the third-party commissioned to design the molds for the Model S, clarify that Seonwo
 December 26, 2024
Page 2

       and Banjia are the OEM manufacturers that produce the equipment using the molds, and clearly disclose the parties designing and manufacturing the Model A and R. We also note your disclosure on page 3 that the Model R is currently in the development stage, and your disclosure on page 63 that you completed the installation of the first
       Model R in November 2024 and provided the FaaS Enterprise subscription package directly to your first Model R customer in November 2024. Please clarify whether the
       Model R is still in development or if it is being sold to customers, either directly by you or through a distributor. Finally, we note your disclosure on page 64 that the
       Model M is an off-the-shelf product purchased from Banjia and Seonwo. Please revise to disclose this fact in the summary, and clarify whether any customer or enterprise can purchase the Model M directly from Banjia and Seonwo.
Risk Factors
Supply chain disruptions could adversely impact our operations., page 13

3. We note your response to comment 11. Please revise to disclose the percentage of your total purchases of materials and outsourced production costs attributable to your principal suppliers for the six months ended June 30, 2024 and the year ended
       December 31, 2023. Please also disclose whether you expect this supplier concentration to continue going forward.
We may face risks in protecting our intellectual property due to our proxy arrangements., page 22

4. We note your revised disclosure that "[a]s the patent [managed by Banjia] is held in
       China while we are a non-Chinese entity, Banjia must adhere to Chinese legal standards, and the disparity between intellectual property laws and dispute resolution mechanisms across different jurisdictions may further complicate issues related to patent ownership and enforcement." Please revise to briefly describe the disparities in patent ownership and enforcement, and the related, specific risks to your business and investors from these disparities.
Use of Proceeds, page 39

5. We note your response to comment 18. Please revise to briefly discuss the functionality and capabilities of the Model R that you plan to expand. Please also clarify whether the anticipated proceeds will be sufficient to fund all of your proposed purposes, and if not, please provide the amount and sources of other funds needed.
Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Revenue, page 49

6.     Please quantify the percentage of your 2023 and 2024 Smart Farming
Systems
       customers that subsequently purchased extended farming services after the six month farming period ended. If that percentage is minimal, then please disclose why, including whether that reflects customer dissatisfaction with your product. We note the disclosures on pages F-11 and F-31.
7. Please quantify the volume of smart farming systems sales in each period so that readers can better understand the composition of your reported revenue balances.
       Disclose also whether any sales were made to related parties.
 December 26, 2024
Page 3

Revenue Recognition, page 56

8. Please expand this disclosure to clearly describe the terms of your material revenue transactions. Disclose the product return and warranty rights given to distributors and individual customers and explain how you expect to grow your business if no such rights are granted. Discuss the extent to which the Registrant has to perform any work in order to maintain the functionality of the products after they are sold. Clarify whether customers receive any software updates for their products. Describe the subscription packages referenced on page 3 and the accounting implications. Describe the sales transactions that generated the material portion of the contract asset and liability balances on your Balance Sheets. Clarify your response to comment 41 about the value of service elements being "minimal" and "immaterial" given the disclosures throughout the filing about the value of the "data intelligence" you provide to customers.
Business
Industry Overview, page 58

9. We note your response to comment 30. Please revise your disclosure to quantify the general costs of smart farming compared to traditional greenhouses. Our Strengths, page 59

10. We note your response to comment 31 that you "do not have formal agreements with third-party agricultural experts" and instead "leverage opportunities by participating in various industry exhibitions and visiting academic agricultural scholars and experts from universities," and that "[i]n collaboration with these experts, [you] conduct experimental projects in [y]our company, such as experiments involving nutrient solutions and probiotics for crop growth," which "allows [you] to gain agricultural expertise at a minimal cost, primarily covering travel expenses, rather than entering into formal agreements or incurring the cost of maintaining in-house experts." Please revise the disclosure in your filing to include this additional detail. Please also clarify whether you pay these experts any fees for their collaboration.
Our Products, page 61

11. We note your response to comment 34. Please revise to clarify whether customers who do not purchase your subscription packages can still benefit from your user application and limited analytics.
Note 11, page F-20

12. We reviewed your response to comment 44 and reissue in part. Since Li Xia Du is the majority stockholder, it remains unclear why the redeemable Series E Preferred Stock that she owns is not classified as temporary equity consistent with the guidance in
       ASC 480-10-S99.7. In this regard, we note the risk factors on page 29 and your disclosure on page 74 that "Our directors may be appointed or removed from office by an ordinary resolution of shareholders". Consequently, it appears that the majority stockholder has the ability to ultimately cause the Registrant to redeem her preferred stock via shareholder resolution and/or the appointment of Directors. We may have
 December 26, 2024
Page 4

       further comment.
13. Please clarify where the PFAI Series E preferred stock is presented in your June 30,
       2024 Balance Sheet on page F-23. Also, please expand your disclosure to clarify whether there is any circumstance under which the holder of the PFAI Class E preferred stock can convert/exchange the stock for PFAI Class A common stock. If that possibility exists then presumably the Registrant could lose control of PFAI.
General

14. We note your response to comment 45 and your disclosure on page 4 that you
       "engaged a distributor in British Columbia in October 2023, a distributor in
       Saskatchewan in November 2023, and a distributor in New Zealand in November
       2023." Please disclose the material terms of your agreements with these distributors and file these agreements as exhibits to your registration statement, or provide us your analysis as to why you believe such contracts do not need to be filed. Please also disclose the material terms of your agreements with Seonwo and Banjia for the manufacture of the Model S and M, and file these agreements as exhibits to your registration statement. Finally, please disclose the material terms of your development agreement with Weijia and E-Shine and your distributor agreement with Billions.
       Refer to Item 10.C. of Form 20-F.
       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Pang Zhang-Whitaker, Esq.